

December 22, 2009

<u>Via Facsimile (215-963-5001) and U.S. Mail</u>

Ms. Joanne Soslow
Morgan, Lewis & Bockius LPP
1701 Market Street
Philadelphia, PA 19103-2921

>   **Re:**   **Tucows, Inc.**
>   **Schedule TO-I**
>   **Filed December 14, 2009**
>   **SEC File No. 005-49487**

Dear Ms. Soslow:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>
<u>Exhibit (a)(1)(A): Offer to Purchase for Cash</u>
<u>Conditions of the Tender Offer, page 14</u>

1.   We refer you to the first sentence of the first paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside your control. The phrase "regardless of the circumstances giving rise to the event, including any action or omission to act by us" appears to imply that you may assert an offer condition even when the condition is "triggered" by your

own action or inaction. Please revise this disclosure here and in the last paragraph.

2.   In addition, please amend your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined. In the alternative, please describe what you mean by the term threatened.

3.   We note your disclosure in subset (7) of this section where you refer to "financial or other." Please revise to clarify what you mean by "other" so that security holders will have the ability to objectively determine whether each condition has been triggered.

4.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

5.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Miscellaneous, page 26

6.   We note your disclosure that if you become aware of "any jurisdiction" where the tender offer or acceptance of shares would not be in compliance with that jurisdiction's applicable law, you may not make the tender offer in that jurisdiction. Please clarify, if true, that you are referring to an U.S. state and not a non-US jurisdiction. If not, please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) as we view Rule 13e-4(f)(9)(ii) permitting exclusion only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Closing Comments

        Please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing person and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions